Murdock Nutrition Consulting, LLC (the "Company") a Missouri

Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

Balance Sheet

Unbothered Foods

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Wellybellys Checking (1120)	104,952.31
Wellybellys Savings (9815)	4,113.45
Total for Bank Accounts	**$109,065.76**
Other Current Assets	
Channel Clearing Account	
Shopify unbothered-foods.myshopify.com Other Payment Gateway Clearing Account	0.00
Shopify unbothered-foods.myshopify.com PayPal Clearing Account	380.03
Total for Channel Clearing Account	**$380.03**
Shopify Clearing Account	33.59
Total for Other Current Assets	**$413.62**
Total for Current Assets	**$109,479.38**
Fixed Assets	
Accumulated Depreciation	-5,524.00
Machinery & Equipment	6,832.44
Total for Fixed Assets	**$1,308.44**
Total for Assets	**$110,787.82**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Business Credit Card (8478)	6,663.91
Total for Credit Cards	**$6,663.91**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/943/944)	0.00
Federal Unemployment (940)	58.95
IL Income Tax	0.00
IL Unemployment Tax	388.03
Total for Payroll Liabilities	**$446.98**
Shopify Sales Tax	237.24
Total for Other Current Liabilities	**$684.22**
Total for Current Liabilities	**$7,348.13**
Long-term Liabilities	
A4CB loan	8,001.38
SAFE Notes	115,257.80
Total for Long-term Liabilities	**$123,259.18**
Total for Liabilities	**$130,607.31**

Balance Sheet

Unbothered Foods

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Owner draws	-2,320.00
Owner investments	7,981.40
Retained Earnings	-12,706.46
Net Income	-12,774.43
Total for Equity	**-$19,819.49**
Total for Liabilities and Equity	**$110,787.82**

Balance Sheet

Unbothered Foods

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Wellybellys Checking (1120)	106,355.95
Wellybellys Savings (9815)	4,113.83
Total for Bank Accounts	**$110,469.78**
Accounts Receivable	
Accounts Receivable (A/R)	570.38
Total for Accounts Receivable	**$570.38**
Other Current Assets	
Amazon Clearing	359.35
Channel Clearing Account	
Shopify unbothered-foods.myshopify.com Other Payment Gateway Clearing Account	324.00
Shopify unbothered-foods.myshopify.com PayPal Clearing Account	543.33
Total for Channel Clearing Account	**$867.33**
Payments to deposit	0.00
Shopify Clearing Account	46.21
Total for Other Current Assets	**$1,272.89**
Total for Current Assets	**$112,313.05**
Fixed Assets	
Accumulated Depreciation	-6,047.00
Machinery & Equipment	6,832.44
Total for Fixed Assets	**$785.44**
Total for Assets	**$113,098.49**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Business Credit Card (8478)	1,079.22
Total for Credit Cards	**$1,079.22**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/943/944)	0.00
Federal Unemployment (940)	0.00
IL Income Tax	0.00
IL Unemployment Tax	0.00
Total for Payroll Liabilities	**$0.00**
Shopify Sales Tax	650.00
Total for Other Current Liabilities	**$650.00**
Total for Current Liabilities	**$1,729.22**

Balance Sheet

Unbothered Foods

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
A4CB loan	0.00
SAFE Notes	205,565.74
Total for Long-term Liabilities	**$205,565.74**
Total for Liabilities	**$207,294.96**
Equity	
Owner draws	-29,875.72
Owner investments	7,981.40
Retained Earnings	-25,480.89
Net Income	-46,821.26
Total for Equity	**-$94,196.47**
Total for Liabilities and Equity	**$113,098.49**

Profit and Loss

Unbothered Foods

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	41,521.90
Shopify Discount	-797.56
Shopify Sales	52,443.16
Shopify Shipping Income	2,369.51
Total for Income	**$95,537.01**
Cost of Goods Sold	
Material Purchases	14,612.96
Shipping	6,958.37
Shopify Other Adjustments	0.91
Shopify Selling Fees	1,232.68
Total for Cost of Goods Sold	**$22,804.92**
Gross Profit	**$72,732.09**
Expenses	
Advertising & marketing	7,023.61
Auto Expenses	1,049.00
Bank charges	136.00
Building & property rent	17,060.00
Business licences	743.94
Contractors	51,890.22
General business expenses	
Continuing education	420.00
Memberships & subscriptions	100.00
Shopify Subscription Fees	24.00
Total for General business expenses	**$544.00**
Insurance	1,293.32
Interest paid	1,941.80
Legal & accounting services	
Accounting fees	3,712.50
Legal fees	1,832.83
Total for Legal & accounting services	**$5,545.33**
Meals	1,163.21
Office expenses	$1,098.81
Small tools and equipment	1,539.66
Software & apps	1,984.97
Total for Office expenses	**$4,623.44**
Parking & tolls	5.00
Payroll expenses	
Taxes	1,198.50
Wages	9,823.64
Total for Payroll expenses	**$11,022.14**
Repairs & maintenance	1,157.47
Sales Tax Included In Income	21.00
Supplies	7,754.26

Profit and Loss

Unbothered Foods

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Travel	2,528.26
Trial production run	2,677.78
Total for Expenses	**$118,179.78**
Net Operating Income	**-$45,447.69**
Other Income	
Other income	
Grant awards	45,000.00
Interest earned	0.26
Total for Other income	**$45,000.26**
Total for Other Income	**$45,000.26**
Other Expenses	
Depreciation	4,980.00
Home office expense	7,347.00
Vehicle expenses	
Vehicle gas & fuel	0.00
Total for Vehicle expenses	**$0.00**
Total for Other Expenses	**$12,327.00**
Net Other Income	**$32,673.26**
Net Income	**-$12,774.43**

Profit and Loss

Unbothered Foods

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	188,561.31
Services	5,354.72
Shopify Discount	-2,184.74
Shopify Sales	135,148.04
Shopify Shipping Income	2,899.48
Total for Income	**$329,778.81**
Cost of Goods Sold	
Amazon Fees	19,778.51
Cost of goods sold	39,829.33
Material Purchases	180,238.61
Shipping	23,320.17
Shopify Other Adjustments	-98.18
Shopify Selling Fees	1,855.02
Total for Cost of Goods Sold	**$264,923.46**
Gross Profit	**$64,855.35**
Expenses	
Advertising & marketing	41,680.60
Bank charges	184.04
Building & property rent	8,105.00
Business licences	1,169.58
Contractors	5,412.50
General business expenses	
Continuing education	410.00
Memberships & subscriptions	986.57
Total for General business expenses	**$1,396.57**
Insurance	1,857.68
Interest paid	1,101.97
Legal & accounting services	
Accounting fees	1,407.18
Legal fees	137.50
Total for Legal & accounting services	**$1,544.68**
Meals	$1,176.14
Travel meals	524.98
Total for Meals	**$1,701.12**
Office expenses	
Shipping & postage	597.74
Small tools and equipment	300.92
Software & apps	2,423.22
Total for Office expenses	**$3,321.88**
Parking & tolls	36.44

Profit and Loss

Unbothered Foods

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Payroll expenses	
Taxes	3,836.81
Wages	26,381.65
Total for Payroll expenses	**$30,218.46**
QuickBooks Payments Fees	111.73
Repairs & maintenance	376.22
Sales Tax Included In Income	518.60
Supplies	3,646.77
Travel	6,181.51
Trial production run	1,200.00
Total for Expenses	**$109,765.35**
Net Operating Income	**-$44,910.00**
Other Income	
Other income	$0.10
Interest earned	0.28
Total for Other income	**$0.38**
Total for Other Income	**$0.38**
Other Expenses	
Depreciation	523.00
Home office expense	858.73
Vehicle expenses	
Vehicle gas & fuel	529.91
Total for Vehicle expenses	**$529.91**
Total for Other Expenses	**$1,911.64**
Net Other Income	**-$1,911.26**
Net Income	**-$46,821.26**

Statement of Cash Flows

Unbothered Foods

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-12,774.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	4,980.00
Channel Clearing Account:Shopify unbothered-foods.myshopify.com Other Payment Gateway Clearing Account	0.00
Channel Clearing Account:Shopify unbothered-foods.myshopify.com PayPal Clearing Account	-380.03
Chase Business Credit Card (8478)	3,558.77
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	58.95
Payroll Liabilities:IL Income Tax	0.00
Payroll Liabilities:IL Unemployment Tax	388.03
Shopify Clearing Account	-6.80
Shopify Sales Tax	237.24
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$8,836.16**
Net cash provided by operating activities	**-$3,938.27**
INVESTING ACTIVITIES	
Machinery & Equipment	-4,109.96
Net cash provided by investing activities	**-$4,109.96**
FINANCING ACTIVITIES	
A4CB loan	-9,904.21
Owner draws	-2,910.00
Owner investments	-1,049.61
Retained Earnings	8,441.01
SAFE Notes	115,257.80
Net cash provided by financing activities	**$109,834.99**
NET CASH INCREASE FOR PERIOD	**$101,786.76**
Cash at beginning of period	**$7,279.00**
CASH AT END OF PERIOD	**$109,065.76**

Statement of Cash Flows

Unbothered Foods

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-46,821.26
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-570.38
Accumulated Depreciation	523.00
Amazon Clearing	-359.35
Channel Clearing Account:Shopify unbothered-foods.myshopify.com Other Payment Gateway Clearing Account	-324.00
Channel Clearing Account:Shopify unbothered-foods.myshopify.com PayPal Clearing Account	-163.30
Chase Business Credit Card (8478)	-5,584.69
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-58.95
Payroll Liabilities:IL Income Tax	0.00
Payroll Liabilities:IL Unemployment Tax	-388.03
Shopify Clearing Account	-12.62
Shopify Sales Tax	412.76
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$6,525.56**
Net cash provided by operating activities	**-$53,346.82**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
A4CB loan	-8,001.38
Owner draws	-27,555.72
SAFE Notes	90,307.94
Net cash provided by financing activities	**$54,750.84**
NET CASH INCREASE FOR PERIOD	**$1,404.02**
Cash at beginning of period	**$109,065.76**
CASH AT END OF PERIOD	**$110,469.78**


Murdock Nutrition Consulting, LLC
Statement of Changes in Equity


For the Years Ended December 31, 2025 and 2024
(Unaudited, U.S. GAAP — Accrual Basis)

Accounts	2025	2024
Opening Balance of Stockholders' Equity	(19,819)	14,074*
Net Loss	(46,821)	(12,774)
Owner Contributions	—	7,981
Owner Draws	(29,876)	(2,320)
Closing Balance of Stockholders' Equity	**(94,196)**	**(19,819)**

Murdock Nutrition Consulting, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Murdock Nutrition Consulting, LLC (the "Company") is a corporation organized on July 9, 2022 under the laws of Missouri.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.